NOVAGOLD RESOURCES INC.

First Quarter 2013
Management’s Discussion & Analysis

February 28, 2013

(Unaudited)

Table of Contents

Management's Discussion and Analysis	3
General	3
Description of business	3
Corporate developments	3
Results of operations	5
Liquidity and capital resources	7
Related party transactions	8
Financial instruments	8
Significant accounting estimates and judgments	11
New accounting pronouncements	12
Risk factors	13
Disclosure controls and internal control over financial reporting	13
Cautionary notes	14

NOVAGOLD RESOURCES INC.
Q1 2013

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NOVAGOLD RESOURCES INC. (“NOVAGOLD”, “we”, “our” or the “Company”) is dated April 9, 2013 and provides an analysis of NOVAGOLD’s financial results for the quarter ended February 28, 2013 compared to the previous year.

The following information should be read in conjunction with the Company’s November 30, 2012  audited consolidated financial statements and related notes which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All amounts are in Canadian dollars unless otherwise stated.

The Company’s shares are listed on the Toronto Stock Exchange and the NYSE-MKT under the symbol “NG”. Additional information related to NOVAGOLD, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and the Company’s website at www.novagold.com.

Description of business

NOVAGOLD is a precious metals company engaged in the acquisition, exploration and development of precious metal properties primarily in Alaska, U.S.A. and British Columbia, Canada. Our current properties include a 50% interest in the Donlin Gold project in Alaska, U.S.A. and a 50% interest in the Galore Creek copper-gold-silver project in British Columbia, Canada. Our flagship asset Donlin Gold, advanced to the permitting phase in 2012. Donlin Gold is located in a state with low geopolitical risk that has a long history of mining, established permitting standards and processes, and a government supportive of resource development.

Corporate developments

Our goals for 2013 include to:

•	Advance the permitting of Donlin Gold on time and on budget.
•	Optimize the Donlin Gold project by lowering upfront capital requirements and increasing the rate of return.
•	Maintain a healthy balance sheet.
•	Further evaluate opportunities to monetize the value of Galore Creek and increase its reserves and resources.
•	Continue an effective corporate social responsibility program.

Financing

In the first quarter of 2013, all of the remaining 36.5 million warrants were exercised and as a result the Company issued 36.5 million shares and received proceeds of $54.0 million (US$54.4 million). The Company has $309.3 million (US$299.9 million) in cash and cash equivalents as of February 28, 2013.

Corporate governance

On February 28, 2013, the Company announced the resignation of Tony Giardini from the Company’s Board of Directors effective March 1, 2013. Mr. Giardini's departure takes place in conjunction with his appointment as Executive Vice-President & Chief Financial Officer of Kinross Gold Corporation. Concurrently, the Company instituted a number of changes to the chairmanship and membership of its Committees. Kalidas Madhavpeddi replaced Tony Giardini as the Chair of the Compensation Committee and Sharon Dowdall replaced Tony Giardini as a member of the Audit Committee. Gil Leathley replaced Kalidas Madhavpeddi as the Chair of the Environmental, Health, Safety and Sustainability and Technical Committee.

NOVAGOLD RESOURCES INC.
Q1 2013

Property review

Donlin Gold

Donlin Gold is the world’s largest known undeveloped gold deposit. Donlin Gold is owned and operated by Donlin Gold LLC, a limited liability company that is owned equally by wholly-owned subsidiaries of NOVAGOLD and Barrick Gold Corporation (“Barrick”). The project area is located entirely on private, Alaska Native-owned land and Alaska state mining claims totaling 154,631 acres (62,577 hectares). Donlin Gold LLC has a good working relationship with Calista Corporation (“Calista”) and The Kuskokwim Corporation (TKC), owners of the mineral and surface rights to Donlin Gold. In January 2012, NOVAGOLD filed a National Instrument 43-101 technical report (the “Donlin Gold Technical Report”) regarding the feasibility study update on Donlin Gold (the “Updated Feasibility Study”). A copy of the Donlin Gold Technical Report is available on our website at www.novagold.com and as well at www.sedar.com or www.sec.gov.

The Donlin Gold deposit is located on Calista lands, selected for their mineral potential, and the project operates under a mining lease with Calista. Calista is one of 13 regional Alaska Native corporations established as part of the Alaska Native Claims Settlement Act of 1971 (ANCSA). The mining lease agreement obligates Donlin Gold to make certain payments, including royalties, and undertake other commitments to Calista.

TKC, an entity formed in 1977 by ten ANCSA village corporations located along the middle region of the Kuskokwim River, is the owner of the surface rights estate for most of the project lands.  Donlin Gold operates under a surface use agreement with TKC. Donlin Gold is negotiating a restructuring of the TKC agreement. Among other benefits, the surface use agreement provides TKC with payments for lands used and protection of subsistence activities.

On August 7, 2012, we announced that Donlin Gold LLC commenced permitting of the project. This announcement followed the Donlin Gold LLC Board of Directors approval of the Project's Updated Feasibility Study. Barrick and NOVAGOLD have expressed their commitment in advancing the project through permitting. Donlin Gold subsequently submitted a Plan of Operations and the Wetlands Permit Application under Section 404 of the U.S. Clean Water Act to the U.S. Army Corps of Engineers (the “Corps”), formally initiating the permitting process. This permit application triggered the start of the preparation of an Environmental Impact Statement (EIS) under the National Environmental Policy Act (NEPA). The Corps, which is the lead agency for the NEPA process, selected URS Alaska Inc. (URS), an independent contractor to prepare the EIS.

On December 14, 2012, the Notice of Intent for the EIS was published in the Federal Register by the Corps, which initiated the public scoping process. In the first quarter of 2013, public scoping meetings were held in villages and communities in Western Alaska and Anchorage to help identify the questions and concerns that should be addressed in the EIS. URS is preparing an analysis to identify any gaps in the baseline data that will be used to prepare the EIS. URS will also prepare a summary of the questions and concerns that were presented at the scoping meetings and in scoping comments submitted to the Corps.  The Corps launched its website for the EIS project during the quarter to increase the information flow to the public at www.donlingoldeis.com.

NOVAGOLD’s share of funding for Donlin Gold was US$2.5 million in the first quarter. In 2013, Donlin Gold expects to spend approximately US$30.0 million (NOVAGOLD’s share US$15.0 million) to continue the permitting process, for community engagement, and development efforts.

We record our interest in the Donlin Gold project as an equity investment, which results in our 50% share of Donlin Gold expenses being recorded in the income statement as an operating loss. The investment amount recorded on the balance sheet primarily represents working capital advanced to Donlin Gold LLC.

Galore Creek

Galore Creek is a large copper-gold-silver project located in northwestern British Columbia, Canada, in the Territory of the Tahltan Nation. The project is held by the Galore Creek Partnership (the “partnership”), in which wholly-owned subsidiaries of NOVAGOLD and Teck Resources Limited (“Teck”) each own a 50% interest. Galore Creek Mining Corporation (GCMC) manages Galore Creek operations. The 293,838 acre (118,912 hectare) property holds a large undeveloped porphyry-related deposit. On July 27, 2011 we announced the results of the pre-feasibility study (PFS), which confirmed the technical and economic viability of the Galore Creek project. In November 2011, we announced our intention to investigate opportunities to sell all or part of our interest in Galore Creek. The sale process commenced in March 2012 and is ongoing.

NOVAGOLD RESOURCES INC.
Q1 2013

On February 25, 2013, the Company announced the results of a 27,873-meter resource in-fill and geotechnical drilling program conducted during 2012 at Galore Creek. The 2012 in-fill drilling campaign confirmed previously reported drill results and demonstrated the potential for a substantial extension of the mineralized area beyond the limits of the current PFS pit. Additionally, GCMC made a new discovery called the Legacy zone, a 700-meter long mineralized zone, as currently defined by drilling, that remains open in all directions and is located adjacent to the Central Pit.

The Legacy zone is the focus of a planned 10,000 meter exploration drill program in 2013. Galore Creek expenditures in 2013 are expected to be approximately $16.0 million (NOVAGOLD share $8.0 million) which includes updating the resource model with the latest 2012 drill results; as well as drilling to further define the extent of the Legacy zone mineralization, and assess its impact on future mine design. In the first quarter, NOVAGOLD’s share of funding was $0.7 million, primarily for administrative expenses and site care and maintenance costs during the winter season.

We record our interest in the Galore Creek project as an equity investment, which results in our 50% share of Galore Creek expenses being recorded in the income statement as an operating loss. The investment amount recorded on the balance sheet primarily represents the cost of the Company’s investment in the partnership since its formation in 2007, the acquisition costs related to Copper Canyon, and working capital advanced to the partnership.

Results of operations

Our operations primarily relate to the delivery of project milestones, including the achievement of various technical, environmental, sustainable development, economic and legal objectives, obtaining necessary permits, completion of feasibility studies, preparation of engineering designs and the financing to fund these objectives.

In 2012, we completed the reorganization of the Company to focus on our primary asset, Donlin Gold. As a result, salaries and severance expenses and share-based payments were reduced substantially to $1.4 million and $5.5 million, respectively in the first quarter of 2013 compared with $3.2 million and $10.1 million, respectively in the first quarter of 2012. Cash and cash equivalents increased from $253.0 million at November 30, 2012 to $309.3 million at February 28, 2013 as the Company received $54.0 million in proceeds from the exercise of all remaining warrants. Therefore, the Company has sufficient funds to repay its US$95.0 million convertible notes and fund project and administrative costs all the way through permitting of Donlin Gold, a three to four year time period. In 2013, our share of project funding is expected to be US$15.0 million for Donlin Gold and $8.0 million for Galore Creek, and we expect approximately US$17.0 million in administrative costs.

NOVAGOLD RESOURCES INC.
Q1 2013

Quarterly information

in thousands of Canadian dollars,
except per share amounts
	First Quarter 2013 $	Fourth Quarter 2012 $	Third Quarter 2012 $	Second Quarter 2012 $
Expenses (1)	3,474	4,496	6,880	6,884
Share-based payments	5,526	3,552	2,936	2,469
Finance costs, net	3,911	3,786	3,826	3,273
Foreign exchange gain (loss)	7,883	1,188	(8,422)	17,199
Gain (loss) on embedded derivative	840	(10,088)	4,844	17,421
Gain (loss) on derivative	2,455	(659)	5,321	13,696
Income (loss) for the period	(13,782)	(21,909)	(21,457)	94,238
Income (loss) per share
- Basic	(0.05)	(0.08)	(0.08)	0.34
- Diluted	(0.05)	(0.08)	(0.08)	0.26
Cash and cash equivalents	309,345	253,037	267,437	301,191

	First Quarter 2012 $	Fourth Quarter 2011 $	Third Quarter 2011 $	Second Quarter 2011 $
Expenses (1)	5,866	6,769	5,267	5,359
Share-based payments	10,088	1,675	1,664	1,702
Finance costs, net	3,176	3,517	3,434	2,994
Foreign exchange gain (loss)	1,411	(12,142)	(5,382)	254
Gain (loss) on embedded derivative	27,778	(2,700)	9,356	16,191
Gain (loss) on derivative	18,543	(6,250)	1,582	15,640
Income (loss) for the period	16,769	(50,788)	(52,104)	24,596
Income (loss) per share
- Basic	0.07	(0.21)	(0.22)	0.11
- Diluted	(0.01)	(0.21)	(0.22)	(0.01)
Cash and cash equivalents	342,576	60,572	84,376	109,796

(1) General and administrative, salaries and severance, professional fees, and corporate and development expenses.

The net loss for the first quarter of 2013 was $13.8 million ($0.05 basic and diluted loss per share), compared to net income of $16.8 million ($0.07 per share, basic and a loss of $0.01 per share, diluted) for the first quarter of 2012. The Company recorded non-cash losses on embedded derivative and derivative liabilities related to U.S. dollar denominated convertible notes and common share warrants totaling $3.3 million in the first quarter of 2013 compared to non-cash gains in the first quarter of 2012 of $46.3 million. The fair value of the embedded derivative and derivative liabilities vary with changes in the Company’s share price and changes in the U.S. dollar exchange rate. The Company’s operating loss decreased to $6.6 million in the first quarter of 2013 from $27.4 million in the first quarter of 2012 due to significantly lower expenses related to salaries, severance, share-based payments and administrative costs as a result of the corporate reorganization completed in 2012. Project maintenance, mineral property and decommissioning expenses were eliminated in the first quarter of 2013 compared to expenses of $5.1 million in the first quarter last year as a result of the 2012 spin-out of NovaCopper Inc. and the Ambler project, in addition to the sale of the Rock Creek project. The Company’s combined share of project expenses at Donlin Gold and Galore Creek decreased to $5.5 million in the first quarter of 2013 from $7.7 million in in the first quarter of 2012. Foreign exchange gains increased by $6.5 million in the first quarter of 2013 as the Company’s U.S. dollar holdings increased on a Canadian dollar basis. Net financing costs increased $0.7 million due to lower accretion from notes receivable and higher accretion on the convertible notes.

Factors that can cause fluctuations in the Company’s quarterly results include: the timing of stock option grants; foreign exchange rate gains or losses related to the Company’s U.S. dollar-denominated cash and cash equivalents; fluctuations in the Company’s share price, which affects the fair value of derivatives (U.S. dollar-denominated warrants) and embedded derivatives (U.S. dollar-denominated convertible debt); disposal of assets or investments, and changes in estimated reclamation and closure costs. Significant quarterly pre-tax items were as follows:

NOVAGOLD RESOURCES INC.
Q1 2013

First quarter 2013: None.

Fourth quarter 2012: $5.3 million gain on the sale of Alaska Gold Company, including the Rock Creek project.

Third quarter 2012: $3.1 million recovery from decommissioning liabilities resulting from a reduction in the Rock Creek closure cost estimate.

Second quarter 2012: $71.6 million gain on the spin-out of NovaCopper Inc. to shareholders.

First quarter 2012: $27.8 million gain on embedded derivative liability resulting from the decrease of the Company’s share price which reduced the fair value of the convertible feature for the convertible debt (embedded derivatives).

Fourth quarter 2011: None.

Third quarter 2011: $20.6 million charge for decommissioning costs, and $6.9 million inventory write-down to reflect the decision to proceed with closure activities at the Rock Creek project.

Second quarter 2011: $16.1 million gain on the disposition of alluvial gold properties near Nome, Alaska.

Liquidity and capital resources

Cash and cash equivalents was $309.3 million at February 28, 2013, an increase of $56.3 million from $253.0 million at November 30, 2012. The increase in cash during the first quarter of 2013 is primarily related to the receipt of $54.0 million in net proceeds from the exercise of all remaining warrants and foreign exchange gains of $11.6 million resulting from the strengthening of the U.S. dollar, partially offset by $8.4 million used in operating activities during the period. The Company has sufficient cash and cash equivalents available to repay US$95.0 million of outstanding convertible notes due in 2015 and to advance Donlin Gold through the expected three-to-four year permitting process. Holders of the convertible notes have the option to require the Company to repurchase the convertible notes on May 1, 2013. The Company currently expects that it will be required to repurchase all outstanding notes.

Cash used in operating activities was $9.3 million in the first quarter of 2013, a decrease of $15.3 million from the $24.6 million used in the first quarter of 2012. The decrease resulted from the successful reorganization of the Company in 2012 encompassing the spin-out of NovaCopper Inc., the sale of Alaska Gold Corporation which included Rock Creek, as well as a reduction in corporate overhead and administrative costs. The Company used $3.2 million to fund its share of expenditures at the Donlin Gold and Galore Creek projects in the first quarter of 2013, compared to $5.0 million in the first quarter of 2012.

The Company has no material off-balance sheet arrangements. The future minimum payments under operating leases at February 28, 2013 are approximately as follows.

in thousands of Canadian dollars
Operating leases $
2013	494
2014	709
2015	794
2016	912
2017	735
Total	3,644

NOVAGOLD RESOURCES INC.
Q1 2013

The Company has a non-cancellable sublease for an office location and the future minimum sublease payments expected to be received as at February 28, 2013 are approximately as follows:

in thousands of Canadian dollars
Operating subleases $
2013	196
2014	270
2015	270
2016	270
2017	203
Total	1,209

Related party transactions

During the period ended February 28, 2013, the Company provided exploration and management services to the following: US$88,000 (2012: US$50,000) to Donlin Gold LLC; office rental and services totaling $111,700 (2012: $250,000) to the Galore Creek Partnership; and management and office administration services totaling $112,500 (2012: Nil) to NovaCopper Inc., a company having seven common directors and common shareholders.  At February 28, 2013, the Company had $0.1 million receivable from NovaCopper and $4.4 million receivable from the Galore Creek Partnership.

Financial instruments

Based on its activities, the Company is exposed to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

The following provides a comparison of carrying and fair values of each classification of financial instrument as at February 28, 2013 and November 30, 2012.

in thousands of Canadian dollars
February 28, 2013	Loans and receivables $	Available for sale $	Held for trading $	Other financial liabilities $	Total carrying amount $	Total fair value $
Financial assets
Cash and cash equivalents	309,345	-	-	-	309,345	309,345
Accounts and notes receivable	2,174	-	-	-	2,174	2,174
Investments
At cost (a)	-	500	-	-	500	N/A
At fair value	-	2,303	-	-	2,303	2,303
Reclamation deposits	-	-	1,557	-	1,557	1,557
Long-term accounts receivable	7,882	-	-	-	7,882	7,882
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	4,182	4,182	4,182
Promissory note (b)	-	-	-	71,162	71,162	71,162
Convertible notes (c)	-	-	-	76,732	76,732	76,732
Embedded derivative	-	-	-	19,338	19,338	19,338
Other liabilities	-	-	-	93	93	93

NOVAGOLD RESOURCES INC.
Q1 2013

in thousands of Canadian dollars
November 30, 2012	Loans and receivables $	Available for sale $	Held for trading $	Other financial liabilities $	Total carrying amount $	Total fair value $
Financial assets
Cash and cash equivalents	253,037	-	-	-	253,037	253,037
Accounts and notes receivable	2,017	-	-	-	2,017	2,017
Investments
At cost (a)	-	500	-	-	500	N/A
At fair value	-	2,383	-	-	-	2,383
Reclamation deposits	-	-	1,557	-	1,557	1,557
Long-term accounts receivable	7,673	-	-	-	7,673	7,673
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	5,669	5,669	5,669
Promissory note (b)	-	-	-	67,670	67,670	67,670
Convertible notes (c)	-	-	-	71,997	71,997	71,997
Embedded derivative	-	-	-	17,820	17,820	17,820
Derivative liability	-	-	-	15,179	15,179	15,179
Other liabilities	-	-	-	105	105	105

(a)	The investments held at cost are not publicly traded and thus the fair value of the investments is not readily determinable.
(b)	The fair value of the promissory note payable to Barrick approximates its carrying value due to the floating interest rate.
(c)	The carrying value of the convertible notes is a split instrument between equity and liabilities. The fair value represents the value payable under the debt instrument.

The Company uses the fair value hierarchy that classifies financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value. The financial instruments from the above schedule are classified as follows:

Level 1 – Quoted prices in active markets for identical assets: investments.
Level 2 – Observable inputs without significant adjustments: cash and cash equivalents, reclamation deposits.
Level 3 – Significant unobservable inputs:  promissory notes and convertible notes.

Financial risk management

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a)	Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a majority of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rate between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At February 28, 2013, the Company is exposed to currency risk through the following assets and liabilities.

NOVAGOLD RESOURCES INC.
Q1 2013

in thousands of U.S. dollars
	February 28, 2013 US$	November 30, 2012 US$
Cash and cash equivalents	298,144	252,201
Accounts receivable	4,720	4,838
Accounts payable and accrued liabilities	(2,330)	(542)
Convertible notes	(74,396)	(72,460)
Derivative liability	-	(15,277)
Embedded derivative	(18,749)	(17,935)
Promissory note	(68,996)	(68,106)

Based on the above net exposures as at February 28, 2013, and assuming that all other variables remain constant, a 5% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $6.9 million in the Company’s consolidated comprehensive income (loss).

(b)	Credit risk

Credit risk is the risk of an unexpected loss if a counter party to a financial instrument fails to meet its contractual obligations.

The Company’s cash and cash equivalents are held through two large Canadian financial institutions. As of February 28, 2013, the Company had US$298.1 million in cash and cash equivalents, which assuming that all other variables remain constant, a 5% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $14.9 million in the Company’s cash and cash equivalents.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through its capital structure and financial leverage.  Accounts payable, accrued liabilities and coupon interest on the Notes are due within one year from the balance sheet date.

Contractual obligated cash flow requirements as at February 28, 2013 are as follows:

 in thousands of Canadian dollars,
 unless otherwise specified
	Total $	< 1 Year $	1–2 Years $	2–3 Years $	3–4 Years $	4–5 Years $	Thereafter $
Accounts payable and accrued liabilities	4,182	4,182	-	-	-	-	-
Decommissioning liabilities	US$1,150	US$1,000	US$150	-	-	-	-
Convertible notes (i)
Interest	US$13,063	US$5,225	US$5,225	-	-	-	-
Principal	US$95,000	US$95,000	-	-	-	-	-
Promissory note	US$68,996	-	-	-	-	-	US$68,996

(i)
The notes mature on May 1, 2015. Holders of the notes have the right to require the Company to repurchase all or part of their notes on May 1, 2013 (“Put option”) or upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such notes plus any accrued and unpaid interest. As a result of the Put option, the Company may be required to repurchase the notes on May 1, 2013. Therefore, the convertible notes and the related embedded derivative are classified as current liabilities.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, the convertible notes are not subject to interest rate risk because they are at fixed rates. The interest rate on the promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note as at February 28, 2013, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.7 million in the interest accrued by the Company per annum.

NOVAGOLD RESOURCES INC.
Q1 2013

Significant accounting estimates and judgments

The preparation of the Company’s consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and reported amount of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting estimates based on future occurrences. Revisions to the accounting estimates are recognized in the period in which the estimates are revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date that could result in a material adjustment to the carrying amount of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to the following significant areas of judgment:

i.	recoverability of the carrying amount of investments and mineral properties;
ii.	inputs used in determining the fair value of share based compensation, embedded derivative and derivative instruments;
iii.	determination of the expected life in measuring the convertible notes;
iv.	inputs used in measuring the deferred income tax liability; and
v.	inputs used in measuring decommissioning liabilities.

Review of asset carrying values and impairment assessment

Each reporting period, assets or cash generating units are evaluated to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, an impairment test is performed and if indicated, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell or value in use.

Determination of the fair value of share-based compensation, embedded derivative related to the convertible debt and the derivative instruments.

In order to compute fair values, the Company uses option pricing models that require management to make estimates and assumptions in relation to the expected life of the awards, volatility, risk-free interest rates, and forfeiture rates.

Determination of the value of convertible notes.

The valuation of convertible notes requires discounted cash flow analyses that involve various estimates and assumptions. The Company must assess the likelihood of convertible note holders demanding repayment of the convertible notes on May 1, 2013 to estimate the expected cash flows.

Deferred income taxes

The determination of the Company’s tax expense or recovery for the year and deferred tax liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

NOVAGOLD RESOURCES INC.
Q1 2013

The Company’s accounting policy requires the recognition of a decommissioning liability when the obligation occurs

Decommissioning liabilities are periodically reviewed to reflect known developments, including updated cost estimates. Although the ultimate cost to be incurred is uncertain, the Company estimates its costs based on studies using current restoration standards and techniques.

Critical accounting judgments

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management. The following are accounting items which involve judgment:

(a)	Mineral properties

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

(b)	Decommissioning liabilities

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those relating to site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

New accounting pronouncements

Unless otherwise noted, in the Company’s case the following revised standards and amendments are effective for annual periods beginning on or after December 1, 2013, except IFRS 9 which is after December 1, 2015, with earlier application permitted.  The Corporation has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

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IFRS 9 Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income.

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IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

NOVAGOLD RESOURCES INC.
Q1 2013

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IFRS 11 Joint Arrangements requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Nonmonetary Contributions by Venturers.

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IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

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IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

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There have been amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

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IFRS 7 Financial Instruments: Disclosures, has been amended to include additional disclosure requirements in the reporting of transfer transactions and risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. The amendment is applicable for annual periods beginning on or after January 1, 2013, with earlier application permitted.

Risk factors

The Company and its future business, operations and financial condition are subject to various risks and uncertainties due to the nature of its business and the present stage of exploration and development of its mineral properties. Certain of these risks and uncertainties are under the heading “Risk Factors” in NOVAGOLD’s Annual Information Form for the year ended November 30, 2012 available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on the Company’s website at www.novagold.com.

Disclosure controls and internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the Canadian securities regulators and in Rules 13a-15(e) and 15d-15(e) of the US Securities Exchange Act of 1934, as at the end of the current reporting period. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

NOVAGOLD RESOURCES INC.
Q1 2013

Changes in internal control over financial reporting

There have been no changes in the Company’s internal controls over financial reporting during the quarter ended February 28, 2013 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Cautionary notes

Forward-looking statements

This Management’s Discussion and Analysis contains statements of forward-looking information. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, including the Company’s plans and expectations relating to its Donlin Gold and Galore Creek projects, completion of transactions, and the potential sale of NOVAGOLD’s interest in the Galore Creek project, market prices for precious and base metals, or other statements that are not statements of fact.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•	our ability to achieve production at any of the Company’s mineral exploration and development properties;
•	estimated capital costs, operating costs, production and economic returns;
•	estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company’s resource and reserve estimates;
•	our expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable;
•	assumptions that all necessary permits and governmental approvals will be obtained;
•	assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
•	our expectations regarding demand for equipment, skilled labour and services needed for exploration and development of mineral properties; and
•	our activities will not be adversely disrupted or impeded by development, operating, political, social, or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	uncertainty of whether there will ever be production at the Company’s mineral exploration and development properties;
•	uncertainty of estimates of capital costs, operating costs, production and economic returns;
•	uncertainties relating to the assumptions underlying the Company’s resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;

NOVAGOLD RESOURCES INC.
Q1 2013

•	risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
•	risks related to the Company’s ability to finance the development of its mineral properties through external financing, strategic alliances, the sale of property interests or otherwise;
•	risks related to the third parties on which the Company depends for its exploration and development activities;
•	dependence on cooperation of joint venture partners in exploration and development of properties;
•	credit, liquidity, interest rate and currency risks;
•	risks related to market events and general economic conditions;
•	uncertainty related to inferred mineral resources;
•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
•	risks related to lack of infrastructure;
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mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

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the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis, subject to reasonable conditions, or at all;

•	commodity price fluctuations;
•	risks related to governmental regulation and permits, including environmental regulation;
•	risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
•	uncertainty related to title to the Company’s mineral properties;
•	uncertainty related to unsettled aboriginal rights and title in British Columbia;
•	the Company’s history of losses and expectation of future losses;
•	uncertainty as to the outcome of potential litigation;
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uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal;

•	risks related to default under the Company’s unsecured convertible notes;
•	risks related to the Company’s majority shareholder;
•	risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
•	increased competition in the mining industry;
•	the Company’s need to attract and retain qualified management and technical personnel;
•	risks related to the Company’s current practice of not using hedging arrangements;
•	uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights;
•	risks related to the integration of potential new acquisitions into the Company’s existing operations;
•	risks related to unknown liabilities in connection with acquisitions;
•	risks related to conflicts of interests of some of the directors of the Company;
•	risks related to global climate change;
•	risks related to adverse publicity from non-governmental organizations;
•	uncertainty as to the Company’s ability to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act;
•	increased regulatory compliance costs relating to the Dodd-Frank Act; and
•	increased regulatory compliance costs related to the Company’s loss of its foreign private issuer status.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in NOVAGOLD’s Annual Information Form for the year ended February 28, 2013, filed with the Canadian securities regulatory authorities, NOVAGOLD’s annual report on Form 40-F, as amended, filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by NOVAGOLD and filed with the appropriate regulatory agencies.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOVAGOLD RESOURCES INC.
Q1 2013

Reserve and resource estimates

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this Management’s Discussion and Analysis have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

NOVAGOLD RESOURCES INC.
Q1 2013